Washington, D.C. 20549




                                   FORM 6-K


                          REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15b-16 OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                           For September 7, 2005



                      Andina Bottling Company, Inc.
                      -----------------------------
            (Translation of registrant's name into English)


                       Avenida Andres Bello 2687
                          Piso 20, Las Condes
                               Santiago
                                Chile
             (Address of principal executive offices)

                      Form 20-F  X   Form 40-F
                                ---            ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                         Yes        No   X
                            ----       ----

               ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                           REPORT ON FORM 6-K

TABLE OF CONTENTS

The Board of Directors of the Company has decided the temporary substitution of the General Manager of the Company, during his absence from September 6 through September 9, 2005.

                             MATERIAL EVENT



CORPORATE NAME                :      EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY           :      00124

TAXPAYER I.D.                 :      91.144.000-8

===============================================================================


The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Superintendency of Securities and Insurance:


From September 6 through September 9 of 2005, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company. During his absence, the Board of Directors has agreed that the current Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during this period.



Santiago, September 6, 2005





(signed)

Pedro Pellegrini Ripamonti

Chief Legal Officer

Embotelladora Andina S.A.

                                SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                          EMBOTELLADORA ANDINA S.A.

                                          By: /s/ Osvaldo Garay
                                             -----------------------
                                             Osvaldo Garay
                                             Chief Financial Officer


Dated: September 7, 2005